June 11, 2020

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Kevin Dougherty and Tim Levenberg
RE:   Brazil Potash Corp.
Offering Statement on Form 1-A
Filed May 5, 2020

CIK No. 0001472326

Dear Messrs Dougherty and Levenberg:
On behalf of our client Brazil Potash Corp. (the “Company”), this letter responds to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s letter to the Company dated May 21, 2020, with respect to the Offering Statement on Form 1-A filed May 5, 2020 (the “Offering Statement”). For convenience, the number of each response set forth below corresponds to the numbered comment in the Staff’s letter dated May 21, 2020, and the text of the Staff’s comment appears in bold type and the Company’s response appears immediately after such comment in regular type. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Offering Statement.
If the Staff would like marked copies of the Amendment to the Offering Statement as submitted with the Commission on the date hereof (the “Amendment”) marked against the Offering Statement, please so advise and we would be happy to provide them.
www.gtlaw.com Greenberg Traurig, LLP | Attorneys at Law

Securities and Exchange Commission
June 11, 2020

Form 1-A
Marketing, page 28
1.
We note your response to comment 8 and your statement regarding a 5-year graph in the first paragraph on page 28, however the graph was not included with your filing.  We re-issue comment 8.  Please modify your filing and provide a chart or graph presenting the 5-year historical potash pricing for your targeted markets.

Response:
The Company respectfully acknowledges this comment and has supplied the 5-year historical potash pricing chart in the Description of Property Section. The chart did not appear in the prior filing due to inadvertent error.

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Securities and Exchange Commission
June 11, 2020

We appreciate your time and attention to the Company’s response to the Staff’s comments set forth in this letter. We would be happy to answer any questions you may have in connection with the same and/or provide you with any additional information. If any member of the Staff has questions with regard to the foregoing, please do not hesitate to contact the undersigned at 561-955-7654.
Very truly yours,
/s/ Rebecca G. DiStefano
Rebecca G. DiStefano

Enclosures
cc:          Mr. Matthew Simpson, Chief Executive Officer
Mr. Ryan Ptolemy, Chief Financial Officer
Mr. Neil Said, Corporate Secretary